Exhibit 99.2

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022

The following Management’s Discussion and Analysis (“MD&A”), prepared as of May 30, 2022, should be read in conjunction with the unaudited condensed consolidated interim consolidated financial statements of ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“ParcelPal” or “the Company”) for the period ended March 31, 2022 together with the audited financial statements of the Company for the year ended December 31, 2021 and the accompanying MD&A for that fiscal year. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All financial amounts are stated in Canadian dollars unless stated otherwise.

Additional information relating to the Company and its operations is available under the Company’s profile on SEDAR at www.sedar.com.

The incorporation jurisdiction of ParcelPal Logistics Inc. is British Columbia.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian Dollars unless otherwise indicated. Unless otherwise noted or the context indicates otherwise, “we”, “us”, “our”, the “Company” or “ParcelPal” refer to ParcelPal Logistics Inc. and its direct and indirect subsidiaries.

FORWARD LOOKING STATEMENTS

This MD&A includes certain “forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future business operations of the Company, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results "will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this MD&A relate to, among other things, the Company expanding into additional markets, management’s expectations regarding the liquidity of the Company, the Company’s fee structure, and the Company’s plans with respect to managing liquidity risk. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the nascent branding, social media technology, which is affected by numerous factors beyond the Company’s control; the Company’s ability to succeed in the North American market; and access to debt and equity; and the early stage of the Company’s business. The Company is subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the ability to access debt or equity financing, as necessary. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including their knowledge of the current sales trends, general economic conditions affecting the Company and the Canadian and US economies. Certain material factors or assumptions are applied by the Company in making forward-looking statements, including without limitation, factors and assumptions regarding the Company’s continued ability to fund its business, rates of customer defaults, acceptance of its products in the current marketplace and acceptance of its products in other marketplaces, as well as its operating cost structure and current and future trends in social media advertising and traditional print media. Although the Company believes the assumptions used to make such statements are reasonable at this time, there may be other factors that cause results not to be as anticipated, estimated or intended.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

HIGHLIGHTS

•
On March 24, 2022, the Company announced an agreement to provide delivery services for a new premium seafood client. This new customer currently operates in western Canada and they deliver world class Atlantic seafood right to your doorstep.

COMPANY OVERVIEW AND OUTLOOK

ParcelPal Logistics Inc. is a Vancouver based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform. The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.

ParcelPal’s business strategy started with hitting major urban centers. With success, the Company has decided to aim to launch in every major urban center in Canada while expanding regionally, in parallel. ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same-day delivery for select clients.  In July, 2021, the Company opened its first warehouse in the Vancouver area.  In September 2021, the Company expanded into the western United States with its first acquisition.  The Company intends to continue to diversify its client base and target large business to business clients as well as we further expand throughout the United States.

ParcelPal operates from its head office in Vancouver, British Columbia and our operations are currently managed from here. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has hundreds of employees, including the delivery team.

Forward Looking Growth and Business Strategies

ParcelPal plans to implement additional services for consideration of growing our client base and retaining existing customers. In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable. To execute this part of our strategy, we will need to open additional dedicated warehouse facilities in which we can sort, ship and create more efficient delivery routes. This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins. With the recent capital raise that we have done, along with having an equity line of credit at our disposal, we have the resources and capital to execute on this plan This to both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2022. The Company’s strategic priorities include:
•	Targeting to be cash flow positive by the end of calendar year 2022;
•	Targeting at least 50 percent revenue growth for calendar year 2022 and significantly improving operating margins by up to 15 percent;
•	Increasing the number of merchants in various verticals for next-day and same-day delivery services for the B2B markets, enabling easier customer acquisitions and business integration;
•	Hiring sales leaders and execution teams in current and potential markets
•	Expanding revenue diversification through large e-commerce contracts, and potential acquisitions;
•	Continue expanding into the Amazon ecosystem throughout Canada and the United States;
•	Integrate a new last-mile delivery platform to maximize revenue potential, streamline services and increase overall margins; and
•	Deliver more than fifteen million total packages by the end of 2022.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
The Company will increase monthly recurring revenue by continuously adding new merchants, delivery verticals and drivers to the platform. Monthly fees from merchants is part of ParcelPal’s plan for additional revenue streams. In addition to ParcelPal’s current services, ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. ParcelPal has been working closely with merchants to determine pricing strategies and service add-ons to further monetize the platform.

One of the Company’s priorities is to increase our footprint with Amazon and with other small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. Other more profitable areas such as home-meal kit and large retail chain store deliveries are those which we will increasingly target. The Company has also moved into same and next day prescription drug deliveries for nursing homes and expanding into the general population. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.

Acquisition of Trucking

On September 15, 2021, the Company acquired 95% of the issued and outstanding shares of Trucking for a purchase price of USD $3,100,000, consisting of 60% cash and 40% payable in restricted shares of ParcelPal’s common stock. The cash portion of the purchase price will be paid in three tranches, beginning on the closing date of the transaction. The 5% minority shareholding is not eligible for any share of the Company’s profits or net loss, there is no allocation of value to non-controlling interest.

Concurrently with the acquisition, the Company completed a non-brokered private placement (the “Offering”), pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to USD $2,300,000 (the “Consideration”) to an arm’s length investor (the “Note”). Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) (Note 11).

Each tranche to be funded as follows:
•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date (paid)
•	USD $520,000 will be advanced 90 days from the closing date
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID

Upon completing the acquisition of Trucking on September 15, 2021, the operating results for Trucking have been recognized in the consolidated statement of comprehensive loss.

The acquisition gives the Company a footprint to start in the western region of the Unites States (which is the world’s largest consumer market), but it also instantly nearly doubles the size of the Company and its revenues (when factoring currency conversion rates), and allows for synergies with our acquisition partner.  This gives the Company a great base on which it can execute on additional acquisitions and continue our client diversification, while simultaneously exploring other synergistic opportunities outside of purely last mile delivery – all in an effort to continue to diversify our business and provide increased shareholder value.

Revenue

The Company currently has one revenue stream which is through billable contracts such as Amazon.com Inc and other merchants.  The Company’s warehouse in the Vancouver area, the Company began receiving revenue from storage and movement of pallets of goods.  This is a new revenue stream for the Company which is expected to rapidly grow as we move into 2022.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
GOING CONCERN

The Company has financed its operations through equity issuances. The Company had a net loss of $359,215 for the three months ended March 31, 2022 (2021 – $1,392,616) and has a deficit of $21,390,485 as at March 31, 2022 (December 31, 2021 – $21,031,270).

The Company has incurred significant operating losses and negative cash flows from operations in recent years. As a result of the foregoing, there is significant doubt about the Company's ability to continue as a going concern. The condensed interim consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Whether and when the Company can attain profitability and positive cash flows is uncertain. The Company is working to expand its operations and it is expected that the Company’s liquidity will fluctuate as a result of any expansion. The fee structure for the services offered by the Company is expected to remain constant for the foreseeable future.

The continuation of the Company as a going concern is dependent upon completing a short-term financing for sufficient working capital to maintain operations, reducing operating expenses, increasing revenues and commencing profitable operations in the future. Risks that may materially affect the Company’s future performance include: the possibility of discontinuance of operations of the Company, the risk that the Company is unable to find suitable investors for a financing, the risk that the Company will not be able to expand operations, and competition risks. The Company recognizes the threats posed by operating in an uncertain global economic environment. This uncertainty may continue to impact the Company’s industry, resulting in a lower demand for some of its services and its partners’ products.

The Company is in its growth phase and it is expected that the Company will continue to incur losses until significant revenues are generated as management executes its business plan. The Company began generating revenue in the period ending September 30, 2017; however, as at March 31, 2022, the Company had not achieved a positive cash flow from operations.

The Company manages liquidity risk by maintaining sufficient cash balances and adjusting the operating budget and expenditures to ensure that there is sufficient capital in order to meet short-term and other specific obligations. The Company plans to control spending and prudently allocate financial resources to optimize value. The Company will seek additional financing through equity financings until the Company reaches profitability. In order to increase sales, the Company intends to ensure that the service provided meets the needs of existing and potential customers and is competitively priced. The Company plans to continue to develop, innovate and continuously improve current and new technologies in a timely and cost-effective manner. Management believes that the likelihood of completing these plans is high, and the Company has sufficient financial resources to meet its planned operations for the foreseeable future.

The condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
SUMMARY OF QUATERLY RESULTS

Following is a table of the income, total assets, operating loss for the past eight quarters.

	Quarter ended
	March 31, 2022 $	December 31, 2021 $	September 30, 2021 $	June 30, 2021 $
Revenue	2,673,673	3,274,710	1,736,770	1,321,554
Total assets	5,022,334	5,489,326	5,416,210	1,203,546
Net loss	(359,215)	(72,853)	(2,182,417)	(454,722)
Loss per share	(0.00)	(0.00)	(0.02)	(0.00)
Dividends	-	-	-	-
	Quarter ended
	March 31, 2021 $	December 31, 2020 $	September 30, 2020 $	June 30, 2020 $
Revenue	1,188,918	2,304,888	1,466,528	1,445,587
Total assets	868,362	999,238	726,572	1,086,209
Net loss	(1,392,616)	(2,056,372)	(1,095,404)	(824,551)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Dividends	-	-	-	-

The loss for the period ended September 30, 2021, was greater than comparative periods because the Company issued 13,000,000 common shares, fair valued at $1,430,000 in lieu of management fees. Total assets at September 30, 2021 increased due to the acquisition of Trucking. Revenue during the three months ended June 30, 2021 was $270,242 higher than in the comparative period ended September 30, 2020, this is primarily because of an increase in Amazon revenue, diversification of our customer base with the addition of numerous clients, and the Trucking acquisition ($117,979). Overall revenue decreased from the quarter ended December 31, 2020 but this was expected and is consistent with past years as the year end quarters see increased Amazon demand.  The Company continues to see year over year increases in total revenue and expects this to continue as it expands its non-Amazon client base.

Loss for the period ended December 31, 2020, was greater than other periods due to non-cash items such as a loss on derivative liability of $866,238 (2019 - $nil), interest expense primarily related to the convertible notes of $323,931 (2019 - $29,958) and share-based compensation expense of $473,103 (2019 - $776,962). During the period ended December 31, 2020 the Company also recorded settlements with certain venders that the Company was no longer engaged with and recorded a loss on debt settlement of $191,773 (2019 - $857)

SELECTED RESULTS

During the three months ended March 31, 2022, Company had a net loss of $359,215 compared to $1,392,616 during the three months ended March 31, 2021. The change in net loss is due to the following:

i)
Management and director fees decreased to $126,846 (2021 - $191,155), and is consideration paid to the CEO and CFO of the Company and as a result of compensation shares issued to Directors and Officers.

ii)	Share-based compensation decreased to $nil (2021 - $222,852) due to no stock options being granted during the current period.
iii)	Salaries increased to $295,666 (2021 - $129,676) as the Company expands and consolidates the results of Trucking
iv)	Office and miscellaneous increased to $464,743 (2021 - $157,637) as the Company now consolidates the result of Trucking
v)	The Company recorded interest expense of $223,890 (2021 - $162,709) primarily related to interest and accretion on the convertible notes.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
RIGHT-OF-USE ASSETS AND VEHICLES

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at March 31, 2022 and December 31, 2021 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	37,150	-	37,150
Disposal	(219,973)	(192,164)	(412,137)
Balance, March 31, 2022	15,922	647,535	663,457

Accumulated amortization
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	79,922	266,610	346,532
Disposal	(3,264)	(150,772)	(154,036)
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	-	61,103	61,103
Disposal	(93,217)	(192,165)	(285,382)
Balance, March 31, 2022	-	161,812	161,812

Balance, December 31, 2021	105,528	546,825	652,353
Balance, March 31, 2022	15,922	485,723	501,645

During the three months ended March 31, 2022, the Company included $61,103 (2021 - $77,411) of amortization in cost of sales.

During the three months ended March 31, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 27 vehicles for gross proceeds of $320,000, of which $144,500 was received during the period and $175,500 remains outstanding at March 31, 2022. The vehicles had a net book value of $112,391 and the Company recorded a gain on sale of $207,609. The Company also wrote off 4 vehicles which were valued at $14,365.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2022 the Company had a working capital deficit of $3,518,000 compared to a working capital deficit of $3,972,955 as at December 31, 2021.

During the three months ended March 31, 2022, net cash flows used by operating activities was $300,009 (2021 - $708,575), primarily related to the payment of general and administrative costs. The Company’s financing activities used $73,214 in cash in Q1 2022 as a result of lease payments compared to providing $671,241 in cash in Q1 2021.  During the three months ended Match 31, 2022, the Company received $144,500 in cash related to the sale of vehicles.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future. The Company has material financial uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

FINANCING ACTIVITIES

During the three months ended March 31, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.

During the three months ended March 31, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
h)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the three months ended March 31, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the three months ended March 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.

On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the period ended March 31, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $6,081 of the loan pursuant to the issuance of 121,875 common shares fair valued at $6,863 and recorded a gain on debt settlement of $781. As at March 31, 2022, the outstanding balance of the convertible note is $984,103.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at March 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285. As at March 31, 2022, the outstanding balance of the convertible note was $830,341.

SEGMENTED INFORMATION

Significant customer sales are as follows:

Customers	Location	March 31, 2022 $	March 31, 2022%	March 31, 2021 $	March 31, 2021%
Customer A	Canada	1,274,475	48	1,095,702	92
Customer A	USA	1,291,336	48	Nil	Nil
Customer B	USA	107,862	4	93,216	8

RELATED PARTY DISCLOSURES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2022 $	2021 $
Management fees	126,846	191,155
Salaries and wages	18,750	19,688
Share-based compensation	-	222,852
	145,596	433,695

Included in accounts payable as at March 31, 2022 is $136,403 (December 31, 2021 - $112,128) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

CAPITAL MANAGEMENT

The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the period ended March 31, 2022.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors. There have been no changes in any risk management policies during the period ended March 31, 2022.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity. Marketable securities are valued using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

PARCELPAL LOGISTICS INC. Management Discussion and Analysis (“MD&A”) For the three months ended March 31, 2022
OUTSTANDING SECURITIES

Authorized:	Unlimited common shares without par value

All share information is reported as of May 30, 2022, in the following table:

Type of Security	Number
Issued and outstanding common shares	171,301,233
Stock options with a weighted average exercise price of $0.15	11,175,000
Total	182,476,233

OFF-BALANCE-SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.